[Letterhead of Bell, Boyd & Lloyd LLC ]

June 30, 2006

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Preliminary Information Statement of CFC International, Inc.

Ladies and Gentlemen:

Pursuant to Rule 14c-5(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we enclose for filing on behalf of CFC International, Inc., a Delaware corporation (the “Company”), by EDGAR a Preliminary Information Statement, including annexes.

The Company has remitted the filing fee of $8,371.19 required by Rules 14c-(g) and 0-11 under the Exchange Act by wire transfer to Mellon Bank in Pittsburgh, Pennsylvania.

The subject of the Preliminary Information Statement is an Agreement and Plan of Merger, dated as of June 19, 2006 (the “Merger Agreement”), among Illinois Tool Works Inc., a Delaware corporation (“ITW”), GEM Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of ITW (“GEM Acquisition”), and the Company. The Merger Agreement provides for the merger (the “Merger”) of GEM Acquisition with and into the Company. Following the Merger, the Company will continue as the surviving corporation and a wholly owned subsidiary of ITW. The enclosed materials have been prepared to notify the Company’s stockholders of the action taken by written consent of the Company’s principal stockholders to adopt and approve the Merger Agreement and the Merger on June 19, 2006.

The Company would appreciate receiving the comments of the Commission Staff, if any, as soon as possible so that the definitive Information Statement may be mailed to the Company’s stockholders and the Merger completed. If you have any questions or comments, the resolution of which would expedite review of the enclosed materials, please call the undersigned at (312) 807-4295 or Mark McMillan at (312) 807-4383. Facsimile transmissions may be sent to me at (312) 827-8065 and my email address is dglatz@bellboyd.com.

Very truly yours,

/s/ David P. Glatz

David P. Glatz

cc: Dennis W. Lakomy, CFC International, Inc.